

Mail Stop 4631

September 28, 2009

via U.S. mail and facsimile

Neil M. Koehler, Chief Executive Officer
Pacific Ethanol, Inc.
400 Capitol Mall, Suite 2060
Sacramento, California 95814

       RE: Pacific Ethanol, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2008
                Filed March 31, 2009
                Form 10-K/A for the Fiscal Year Ended December 31, 2008
                Filed April 22, 2009
                File No. 000-21467

Dear Mr. Koehler:

       We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 15 Exhibits, Financial Statement Schedules, page 57

1. We note that you have not filed the exhibits and schedules to the Credit Agreement dated February 27, 2007 (Exhibit 10.73), and the exhibits (other than

Exhibit A) and schedules to the Debtor-In Possession Credit Agreement dated as of May 19, 2009 (Exhibit 10.4 to the quarterly report on Form 10-Q for the period ended June 30, 2009). Please advise. Refer to Item 601(b)(10) of Regulation S-K. Otherwise, please file complete copies of these material agreements with your next Exchange Act report.

2. In addition, it appears that a number of exhibits and agreements that you have filed are not the final executed versions. As an example, we note Exhibits 10.41 and 10.85. Please ensure that in future filings you will file final versions of your material documents and agreements.

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Compensation Discussion and Analysis, page 7

2009 Compensation Philosophy and Objectives , page 8

3. We note your disclosure at the top of page 9 regarding your competitive market analysis of executive compensation. Based on your current disclosure, it appears that you benchmark your compensation, which would require disclosure in accordance with Item 402(b)(2)(xiv) of Regulation S-K. Question 118.05 of Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, provides further guidance on when a registrant must identify the benchmark in the filing. In future filings please make the appropriate disclosures, including also your benchmarking components (such as the peer group of companies). References such as the use of "proxy statements for publicly-traded companies within the ethanol industry" are generic and ambiguous.

Equity Incentive Compensation, page 10

4. In future filings, please disclose in more detail the factors taken in consideration by the compensation committee in determining the number of shares of restricted stock granted to each named executive officer in April 8, 2008. Your discussion should provide a comprehensive analysis of the substance of the compensation committee's decision.

Summary Compensation Table, page 13

5. We note footnote (7) disclosure to the Summary Compensation Table. Please note that in accordance with Item 402(c)(2)(ix) of Regulation S-K and pursuant to Instruction 4 of such item, to the extent that the amount of perquisites and personal benefits exceeds the greater of $25,000 or 10% of the total amount of perquisites and personal benefits, these perquisites and personal benefits must be

quantified and disclosed in a footnote to the "All Other Compensation" column. To the extent applicable, in your future filings please make the necessary changes to comply with these disclosure requirements.

Compensation of Directors, page 18

Equity Compensation, page 19

6. In accordance with Item 402(k)(3) of Regulation S-K, in future filings please disclose the material factors upon which the compensation committee determined the value and/or the size of the equity awards made to the non-employee directors.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters..

Sincerely,

Terence O'Brien
Accounting Branch Chief